SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2010

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                 2 Dov Friedman Street, Ramat Gan 52503, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

                         Internet Gold-Golden Lines Ltd.

                                EXPLANATORY NOTE

The following exhibit is attached:

     99.1 Press  Release  re  Internet  Gold   Announces   that  its  75%  Owned
          Subsidiary, B Communications Ltd., Successfully Raised NIS 400 Million in a Private Placement of its Ordinary Shares dated March 17, 2010.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                    (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: March 17, 2010

                                                     EXHIBIT INDEX



EXHIBIT NO.                DESCRIPTION
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  99.1 Press Release re Internet Gold Announces that its 75% Owned Subsidiary, B Communications Ltd., Successfully Raised NIS 400 Million in a Private Placement of its Ordinary Shares dated March 17, 2010.